Mail Stop 3561

January 11, 2010

Mr. Craig S. Laughlin
Chief Executive Officer
HPC Acquisitions, Inc
10935 57th Avenue North
Plymouth, MN 55442

      Re: **HPC Acquisitions, Inc**
              Form 10-K for Fiscal Year Ended
              December 31, 2008
              File No. 000-53248

Dear Mr. Laughlin:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Brian K Bhandari
Branch Chief
Office of Beverages, Apparel and
Health Care Services